UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HealthSouth Corporation

(Name of Subject Company (Issuer))

HealthSouth Corporation

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

421924

(CUSIP Number of Class of Securities)

Stephen Leasure

3660 Grandview Parkway, Suite 200

Birmingham, Alabama

(205) 970-4878

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Mark F. McElreath

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 210-9595

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$350,000,000	$47,740

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that an aggregate of $350 million of the Common Stock, par value $0.01 per share (the “Common Stock”) of HealthSouth Corporation (the “Company”) will be purchased pursuant to the Offer. The final purchase price per share of Common Stock will be determined as described in the Company’s Offer to Purchase, dated February 20, 2013. As of February 12, 2013, there were 95,488,898 shares of Common Stock outstanding.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2013 (as amended, the “Schedule TO”), and relates to the offer by HealthSouth Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash (the “Offer”) an aggregate of up to $350 million worth of shares of its outstanding Common Stock (the “Common Stock”) upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 20, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed on Schedule TO dated February 20, 2013 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Exchange Act.

All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Interest in Securities of Subject Company.

The first paragraph under the heading “Security ownership,” on page 27 of the Offer to Purchase, is hereby amended and restated as follows:

“Neither we, our subsidiaries, nor to the best of our knowledge after reasonable inquiry, any of our or our subsidiaries’ executive officers, directors or affiliates, nor any associates or subsidiaries of any of the foregoing has effected any transactions involving the Common Stock during the 60 days prior to the date of this Offer to Purchase except for transactions related to the Company’s compensation plans which have been disclosed on Form 4 filings with the SEC and are set forth below. We do not intend to acquire any Common Stock from any of our directors, officers or affiliates pursuant to the Offer.

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
1	John P. Whittington	2/25/2013	857	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
2	Mark J. Tarr	2/25/2013	1,245	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
3	Andrew L. Price	2/25/2013	776	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
4	Cheryl B. Levy	2/25/2013	1,180	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
5	Jay Grinney	2/25/2013	7,856	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
6	Edmund Fay	2/25/2013	776	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
7	Douglas E. Coltharp	2/25/2013	857	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
8	Dexanne B. Clohan	2/25/2013	757	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
9	John P. Whittington	2/21/2013	14,915	$0.000	The option becomes exercisable in annual installments over a three-year period, at the rate of 33.3% per year commencing February 21, 2014.
10	Mark J. Tarr	2/21/2013	16,981	$0.000	The option becomes exercisable in annual installments over a three-year period, at the rate of 33.3% per year commencing February 21, 2014.
11	Jay Grinney	2/21/2013	94,340	$0.000	The option becomes exercisable in annual installments over a three-year period, at the rate of 33.3% per year commencing February 21, 2014.
12	Douglas E. Coltharp	2/21/2013	14,859	$0.000	The option becomes exercisable in annual installments over a three-year period, at the rate of 33.3% per year commencing February 21, 2014.
13	Edward L. Shaw, Jr.	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
14	John E Maupin, Jr.	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
15	Leslye G. Katz	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
16	Leo I. Higdon, Jr.	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
17	Joan E. Herman	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
18	Jon F. Hanson	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
19	Charles M. Elson	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
20	Yvonne M. Curl	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
21	Donald L. Correll	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
22	John Chidsey	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
23	John P. Whittington	2/15/2013	6,759	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
24	John P. Whittington	2/15/2013	20,025	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.
25	Mark J. Tarr	2/15/2013	7,696	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
26	Mark J. Tarr	2/15/2013	20,025	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.
27	Andrew L. Price	2/15/2013	4,399	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
28	Andrew L. Price	2/15/2013	10,809	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.
29	Cheryl B. Levy	2/15/2013	5,900	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
30	Cheryl B. Levy	2/15/2013	10,965	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.
31	Jay Grinney	2/15/2013	42,753	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
32	Jay Grinney	2/15/2013	109,351	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.
33	Edmund Fay	2/15/2013	4,399	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
34	Edmund Fay	2/15/2013	10,809	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.
35	Douglas E. Coltharp	2/15/2013	6,734	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
36	Douglas E. Coltharp	2/15/2013	20,025	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.
37	Dexanne B. Clohan	2/15/2013	5,320	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.
38	Dexanne B. Clohan	2/15/2013	10,809	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.
39	Jon F. Hanson	1/9/2013	1,064	$22.255	This transaction is a purchase of shares of common stock of HealthSouth Corporation (the “Company”) pursuant to an election by the reporting person to participate in the Directors Deferred Stock Investment Plan of the Company (the “Plan”). The Plan is a nonqualified deferral plan adopted and approved by the Board of Directors, effective November 1, 2007, allowing non-employee directors to make elections during 2012 to defer fixed percentages of their directors’ fees for 2013. The amount each participant defers under the Plan is deducted, on a quarterly basis, from the directors’ fees the participant would otherwise have received in cash. This transaction is the acquisition of common stock of the Company in the market for the account of the reporting person, for an aggregate purchase price equal to the amount of fees deferred by the reporting person for the first quarter of 2013 under the Plan.

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
40	John Chidsey	1/9/2013	1,262	$22.270	This transaction is a purchase of shares of common stock of the Company pursuant to an election by the reporting person to participate in the Plan. The Plan is a nonqualified deferral plan adopted and approved by the Board of Directors, effective November 1, 2007, allowing non-employee directors to make elections during 2012 to defer fixed percentages of their directors’ fees for 2013. The amount each participant defers under the Plan is deducted, on a quarterly basis, from the directors’ fees the participant would otherwise have received in cash. This transaction is the acquisition of common stock of the Company in the market for the account of the reporting person, for an aggregate purchase price equal to the amount of fees deferred by the reporting person for the first quarter of 2013 under the Plan.
41	John P. Whittington	1/2/2013	6,624	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
42	Mark J. Tarr	1/2/2013	8,150	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
43	Andrew L. Price	1/2/2013	4,310	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
44	Cheryl B. Levy	1/2/2013	3,630	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
45	Jay Grinney	1/2/2013	42,338	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
46	Edmund Fay	1/2/2013	4,310	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.
47	Dexanne B. Clohan	1/2/2013	3,869	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

Items 1 through 11.

The first and second paragraphs under the heading “Incorporation of documents by reference,” on page 5 of the Offer to Purchase, are hereby amended and restated as follows:

“The following documents filed by us with the SEC are incorporated herein by reference and shall be deemed to be a part of this Offer to Purchase:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 19, 2013; and

•

Our current reports on Form 8-K, filed with the SEC on January 29, 2013, February 20, 2013, and March 5, 2013 (other than any information in such reports that is deemed to have been furnished to, rather than filed with, the SEC in accordance with SEC rules).

Any statement contained in a document incorporated by reference herein, or contained in this Offer to Purchase, shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed amendment to this Offer to Purchase modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Offer to Purchase, except as so modified or superseded. However, if we materially change the terms of the Offer, or there exists any material changes to any information concerning the Offer, the Company or its operations, we will disclose such material changes or information promptly, and if required, extend the Offer. The rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or material information concerning the tender offer or the Company (other than a change in price or a change in percentage of Common Stock sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.”

The second paragraph under the heading “Miscellaneous,” on page 30 of the Offer to Purchase, is hereby amended and restated as follows:

“The Offer is not being made to (nor will tenders of Common Stock be accepted from or on behalf of) holders of Common Stock in any state jurisdiction within the United States of America in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, we, will make a good faith effort to take such action necessary to make or extend the Offer in any such jurisdiction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHSOUTH CORPORATION

By:	/s/ Douglas E. Coltharp
Name:	Douglas E. Coltharp
Title:	Executive Vice President and Chief Financial Officer

Date: March 7, 2013

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 20, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Letter to Clients.*

(a)(5)(i)	Press Release, dated February 18, 2013.*

(a)(5)(ii)	Press Release, dated February 20, 2013.*

(a)(5)(iii)	Summary Advertisement dated February 20, 2013.*

*	Previously filed on Schedule TO dated February 20, 2013.